UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Paramount Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

69924R108

(CUSIP Number)

Thomas Armbrust

KG CURA Vermögensverwaltung, G.m.b.H. & Co.

Werner-Otto-Straße 1-7

D-22179 Hamburg, Germany

+49 (40) 6461-3270

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8608

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 69924R108	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Alexander Otto I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,656,206 shares
	8	SHARED VOTING POWER 489,289 shares*
	9	SOLE DISPOSITIVE POWER 13,656,206 shares
	10	SHARED DISPOSITIVE POWER 489,289 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,145,495 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Alexander Otto, as sole shareholder of AROSA Vermoegensverwaltungsgesellschaft m.b.H., exercises voting power and dispositive power over all 489,289 shares of common stock, par value $0.01 per share, of Paramount Group, Inc., a Maryland corporation (“Common Stock”), directly held by AROSA Vermoegensverwaltungsgesellschaft m.b.H. See Item 5.

* * The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 33,115,587 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 15.6% of the shares of Common Stock outstanding. See Item 5.

CUSIP No. 69924R108	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS AROSA Vermoegensverwaltungsgesellschaft m.b.H. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 489,289 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 489,289 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,289 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Alexander Otto, as sole shareholder of AROSA Vermoegensverwaltungsgesellschaft m.b.H., exercises voting power and dispositive power over all 489,289 shares of Common Stock directly held by AROSA Vermoegensverwaltungsgesellschaft m.b.H. See Item 5.

* * The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 33,115,587 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 15.6% of the shares of Common Stock outstanding. See Item 5.

CUSIP No. 69924R108	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Katharina Otto-Bernstein I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,831,489 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,831,489 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,831,489 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 33,115,587 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 15.6% of the shares of Common Stock outstanding. See Item 5.

CUSIP No. 69924R108	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Maren Otto I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,138,603 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,138,603 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,138,603 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 33,115,587 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 15.6% of the shares of Common Stock outstanding. See Item 5.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Paramount Group, Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1633 Broadway, Suite 1801, New York, New York 10019.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of AROSA Vermoegensverwaltungsgesellschaft m.b.H., a German limited liability company (“AROSA”), Alexander Otto, the sole shareholder of AROSA, Katharina Otto-Bernstein and Maren Otto (collectively, the “Reporting Persons”). Each of Thomas Armbrust, Thomas Finne and Henning Eggers is a Managing Director of AROSA.

(b) The principal business address of AROSA is Werner-Otto-Straße 1-7, D-22179 Hamburg, Germany. The principal business address of Mr. Otto is c/o ECE Projektmanagement G.m.b.H & Co. KG, Heegbarg 30, 22391 Hamburg, Germany. The principal business address of each of Ms. Otto, Ms. Otto-Bernstein, Mr. Armbrust, Dr. Finne and Mr. Eggers is c/o KG CURA Vermögensverwaltung, G.m.b.H. & Co., Werner-Otto-Straße 1-7, D-22179 Hamburg, Germany.

(c) The principal business of AROSA is holding investments related to the management of real estate. Mr. Otto is primarily engaged in the business of managing real estate investment businesses and properties. He is part-owner and the Chief Executive Officer of ECE Projektmanagement G.m.b.H & Co. KG (“ECE”), one of Europe’s leading firms in developing and managing international shopping centers. Ms. Otto-Bernstein is primarily engaged in the business of film production. In connection with the IPO (as defined below), she became a director of the Issuer on November 19, 2014. She is also part-owner of ECE and the President of Film Manufacturers Inc., an international production company. Each of Ms. Otto, Mr. Armbrust, Dr. Finne and Mr. Eggers is primarily engaged in the business of managing real estate investment businesses and properties. Ms. Otto is also part-owner of ECE. Mr. Armbrust is the Chairman of the Supervisory Board of ECE and a director of the Issuer. Each of Mr. Armbrust, Dr. Finne and Mr. Eggers is a Managing Director of KG CURA Vermögensverwaltung, G.m.b.H. & Co. (“KG Cura”), a real estate management firm, and a director of certain entities comprising the Issuer’s predecessor entities and their affiliates.

(d-e) During the last five years, none of the Reporting Persons, nor any of the directors or executive officers of AROSA, (i) has been charged or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Otto, Ms. Otto-Bernstein, Ms. Otto (together, the “Otto Family Members”), Mr. Armbrust, Dr. Finne and Mr. Eggers are citizens of Germany. AROSA is a limited liability company organized under the laws of Germany.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

Formation Transactions

On November 24, 2014, the Issuer completed the issuance and sale of 150,650,000 shares of Common Stock, pursuant to its initial public offering (the “IPO”) at a price to the public of $17.50 per share, including 19,650,000 shares of Common Stock sold pursuant to the exercise in full of the underwriters’ over-allotment option. These shares were offered pursuant to a Registration Statement on Form S-11 (Registration No. 333-198392), initially publicly filed on August 27, 2014 by the Issuer with the United States Securities and Exchange Commission (the “Commission”), and which, as amended, was declared effective by the Commission on November 18, 2014. The prospectus (the “Prospectus”) for the IPO was filed with the Commission on November 20, 2014 pursuant to Rule 424(b)(4) promulgated under the Securities Act of 1933, as amended.

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In connection with the IPO, on November 24, 2014, the Issuer, the Reporting Persons and certain entities controlled by the Reporting Persons engaged in substantially contemporaneous transactions through which the Reporting Persons acquired shares of Common Stock, and the Issuer acquired its initial portfolio of properties and other assets (the “Formation Transactions”). The Reporting Persons acquired the shares of Common Stock described herein for investment purposes. The following summaries of the agreements pursuant to which the Formation Transactions were effectuated are not intended to be complete, and this Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

PGI Merger Agreement

Paramount Group, Inc., a Delaware corporation (“PGI”), the Issuer and the Otto Family Members entered into a merger agreement (the “PGI Merger Agreement”), dated as of November 6, 2014, pursuant to which Ms. Otto, Ms. Otto-Bernstein and Mr. Otto received the right to obtain 4,439,560, 8,790,327 and 12,924,560 shares of Common Stock, respectively, upon the closing of the merger of PGI with and into the Issuer (the “PGI Merger”). On November 24, 2014, Ms. Otto, Ms. Otto-Bernstein and Mr. Otto exercised this right and obtained all of the foregoing shares of Common Stock, subject to an indemnity holdback, immediately following the surrender of all of their equity interests in PGI (the “PGI Shares”) and the PGI Merger. The PGI Merger Agreement, attached hereto as Exhibit 1, is incorporated herein by reference, and the summaries contained herein are qualified in their entirety by reference thereto.

Cosmos Merger Agreement

Ms. Otto-Bernstein entered into a merger agreement (the “Cosmos Merger Agreement”), dated as of November 6, 2014, with the Issuer and Cosmos Rental Investments, Inc., a Delaware corporation wholly owned by Ms. Otto-Bernstein (“Cosmos”), pursuant to which she received the right to obtain 1,898,305 shares of Common Stock upon the closing of the merger of Cosmos with and into the Issuer (the “Cosmos Merger”). On November 24, 2014, Ms. Otto-Bernstein exercised this right and obtained all of the foregoing shares of Common Stock, subject to an indemnity holdback, immediately following the surrender of all of her equity interests in Cosmos and the Cosmos Merger. The Cosmos Merger Agreement, a copy of which is attached hereto as Exhibit 2, is incorporated herein by reference, and the summaries contained herein are qualified in their entirety by reference thereto.

Marathon Contribution Agreement & Marathon Merger Agreement

On November 6, 2014, Ms. Otto and Marathon Rental Investments, Inc., a Delaware corporation wholly owned by Ms. Otto (“Marathon Corp.”), entered into a contribution agreement (the “Marathon Contribution Agreement”) with the Issuer, pursuant to which Marathon Corp. contributed substantially all of its assets and liabilities to the Issuer. Following such contribution and the subsequent conversion of Marathon Corp. into Marathon Rental Investments LLC, a Delaware limited liability company (“Marathon LLC”), Ms. Otto entered into a merger agreement, dated as of November 24, 2014, with the Issuer and Marathon LLC, pursuant to which she received the right to obtain 2,013,329 shares of Common Stock upon the closing of the merger of Marathon LLC with and into the Issuer (the “Marathon Merger”). On November 24, 2014, Ms. Otto exercised this right and obtained all of the foregoing shares of Common Stock, subject to an indemnity holdback, immediately following the surrender of all of her equity interests in Marathon LLC and the Marathon Merger. The Marathon Contribution Agreement and the Marathon Merger Agreement, copies of which are respectively attached hereto as Exhibits 3 and 4, are incorporated herein by reference, and the summaries contained herein are qualified in their entirety by reference thereto.

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Arcade Contribution Agreement & Arcade Merger Agreement

On November 6, 2014, AROSA and Arcade Rental Investments, Inc., a Delaware corporation wholly owned by AROSA (“Arcade Corp.”), entered into a contribution agreement (the “Arcade Contribution Agreement”) with the Issuer, pursuant to which Arcade Corp. contributed substantially all of its assets and liabilities to the Issuer. Following such contribution and the subsequent conversion of Arcade Corp. into Arcade Rental Investments LLC, a Delaware limited liability company (“Arcade LLC”), AROSA entered into a merger agreement, dated as of November 24, 2014, with the Issuer and Arcade LLC, pursuant to which AROSA received the right to obtain 489,289 shares of Common Stock upon the closing of the merger of Arcade LLC with and into the Issuer (the “Arcade Merger”). On November 24, 2014, AROSA exercised this right and obtained the foregoing shares of Common Stock, subject to an indemnity holdback, immediately following the surrender of all of its equity interests in Arcade LLC and the Arcade Merger. The Arcade Contribution Agreement and the Arcade Merger Agreement, copies of which are respectively attached hereto as Exhibits 5 and 6, are incorporated herein by reference, and the summaries contained herein are qualified in their entirety by reference thereto.

Arcade 2 Transaction Agreements

On November 6, 2014, Mr. Otto and Arcade Rental Investments 2, Inc., a Delaware corporation wholly owned by Mr. Otto (“Arcade 2 Corp.”), entered into a contribution agreement (the “Arcade 2 Contribution Agreement”) with the Issuer, pursuant to which Arcade 2 Corp. contributed substantially all of its assets and liabilities to the Issuer. Following such contribution and the subsequent conversion of Arcade 2 Corp. into Arcade Rental Investments 2 LLC, a Delaware limited liability company (“Arcade 2 LLC”), Mr. Otto entered into a merger agreement, dated as of November 24, 2014, with the Issuer and Arcade 2 LLC, pursuant to which he received the right to obtain 699,986 shares of Common Stock upon the closing of the merger of Arcade 2 LLC with and into the Issuer (the “Arcade 2 Merger”). On November 24, 2014, Mr. Otto exercised this right and obtained the foregoing shares of Common Stock, subject to an indemnity holdback, immediately following the surrender of all of his equity interests in Arcade 2 LLC and the Arcade 2 Merger. The Arcade 2 Contribution Agreement and the Arcade 2 Merger Agreement, copies of which are respectively attached hereto as Exhibits 7 and 8, are incorporated herein by reference, and the summaries contained herein are qualified in their entirety by reference thereto.

Grants & Private Share Purchases

Share Purchase Agreement

Ms. Otto, Ms. Otto-Bernstein, Mr. Armbrust, Dr. Finne, the Werner Otto Trust and Gerd Walendy entered into a share purchase agreement with the Issuer (the “Share Purchase Agreement”), dated as of November 6, 2014, pursuant to which Ms. Otto, Ms. Otto-Bernstein, Mr. Armbrust and Dr. Finne agreed to purchase 685,714, 1,142,857, 128,571 and 14,285 shares of Common Stock, respectively, for aggregate purchase prices of $12,000,000.00, $20,000,000.00, $2,250,000.00 and $250,000.00, respectively, at a per share price of $17.50, concurrently with, and subject to, the consummation of the IPO. The Share Purchase Agreement, a copy of which is attached hereto as Exhibit 9, is incorporated herein by reference, and the summaries contained herein are qualified in their entirety by reference thereto.

Grant to Thomas Armbrust

On November 24, 2014, Mr. Armbrust received 5,714 shares of restricted shares of Common Stock concurrently with the completion of the IPO in connection with his service as a director of the Issuer.

Other Operative Agreements

The following summaries of the Registration Rights Agreement, Lock-Up Agreements and Stockholders Agreement are not intended to be complete, and this Schedule 13D does not purport to amend, qualify or in any way modify such agreements. The Registration Rights Agreement, form of Lock-Up Agreement (for continuing investors), form of Lock-Up Agreement (for directors and management) and Stockholders Agreement, copies of which are respectively attached hereto as Exhibits 10, 11, 12 and 13, are incorporated herein by reference, and the summaries contained herein are qualified in their entirety by reference thereto.

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Registration Rights Agreement

On November 6, 2014, the Issuer entered into a Registration Rights Agreement with several entities and individuals, including the Otto Family Members and AROSA (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Holders (as defined therein), which include the Otto Family Members and AROSA, have the right to cause the Issuer to register with the Commission for resale the shares of Common Stock received from time to time, defined therein as the “Registrable Securities,” and including the shares of Common Stock received by the Otto Family Members and AROSA in the Formation Transactions and, with respect to Ms. Otto and Ms. Otto-Bernstein, the concurrent private placement. Pursuant to the terms of the Registration Rights Agreement, beginning 14 months after the closing date of the IPO, the parties thereto will have the right to demand that the Issuer register the resale and/or facilitate an underwritten offering of their Registrable Securities; provided that the demand relates to Registrable Securities having a market value of at least $40 million and that such parties may not make more than two such demands in any consecutive 12-month period. In addition, beginning 14 months after the closing date of the IPO, upon the request of one or more parties owning at least 1.0% of the total outstanding Common Stock of the Issuer, the Issuer has agreed to file a shelf registration statement registering the offering and sale of such parties’ Registrable Securities on a delayed or continuous basis, or a resale shelf registration statement, and maintain the effectiveness of the resale shelf registration statement for as long as the securities registered thereunder continue to qualify as Registrable Securities under the Registration Rights Agreement. The Issuer has the right, subject to certain limitations, to delay any demand for an underwritten offering by the parties thereto in the event that the Issuer intends to effect its own underwritten offering, and the Registration Rights Agreement does not provide the parties with any piggyback registration rights. The Issuer will bear all expenses incident to registering the shares, except such expenses shall not include any transfer taxes, underwriting, brokerage or similar fees, discounts or commissions or out-of-pocket expenses incurred by the parties exercising their registration rights. The Registration Rights Agreement also includes customary cross-indemnification provisions relating to liabilities under the applicable securities laws incurred in connection with the registration of any Registrable Securities. Any party to the agreement may transfer its rights to one or more members of the Otto family, any trust or family foundation established in favor of such individuals and entities owned and controlled by members of the Otto family. The Registration Rights Agreement will terminate when the Registrable Securities all may be sold under Rule 144 within 90 days and constitute less than the lesser of 5.0% of the total outstanding shares of Common Stock or $40 million (based on the average Market Value, as defined therein, over a period of 10 consecutive trading days).

Lock-Up Agreements

Pursuant to certain agreements by and between the Reporting Persons and the underwriters of the IPO (the “Lock-up Agreements”), the Reporting Persons have each agreed not to, directly or indirectly, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, including common units, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, including common units, (iii) exercise any rights with respect to the registration of any of the locked-up securities, or (iv) file, or cause to be filed, any registration statement under the Securities Act with respect to the locked-up securities, in each case, during a period of 180 days from the date of the Prospectus. The foregoing lock-up provision applies to Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with Common Stock, including common units. Subject to exceptions for certain continuing investors, it also applies to Common Stock owned now or acquired later by the person executing the Lock-up Agreement or for which the person executing the Lock-Up Agreement later acquires the power of disposition.

Stockholders Agreement

The Issuer entered into a stockholders agreement with the Otto Family Members, dated November 6, 2014, which provides the Otto Family Members and their permitted assignees with the right, collectively, to designate up to three director nominees to the Board of Directors of the Issuer (the “Stockholders Agreement”). The number of director nominees that the Otto Family Members and their permitted assignees have the right to designate may be reduced in the future, as follows, based on reductions in the percentage of the total outstanding shares of Common Stock owned by (i) the Otto Family Members, (ii) their lineal descendants or (iii) the entities they own or control collectively following the closing of the IPO (collectively, the “Related Otto Parties”):

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•	from and after the time that the shares of Common Stock owned by the Related Otto Parties has been 3.25% less of the total outstanding Common Stock of the Issuer than the initial Otto family ownership percentage following the closing of the IPO for a period of 12 consecutive months, the number of director nominees that the Otto Family Members and their permitted assignees will have the right to designate will be reduced to two;

•	from and after the time that the shares of Common Stock owned by the Related Otto Parties has been 6.50% less of the total outstanding Common Stock of the Issuer than the initial Otto family ownership percentage following the closing of the IPO for a period of 12 consecutive months, the number of director nominees that the Otto Family Members and their permitted assignees will have the right to designate will be reduced to one; and

•	from and after the time that the shares of Common Stock owned by the Related Otto Parties has been 9.75% less of the total outstanding Common Stock of the Issuer than the initial Otto family ownership percentage following the closing of the IPO for a period of 12 consecutive months, the rights to designate director nominees under the Stockholders Agreement will cease, and the Stockholders Agreement will terminate.

The initial Otto family ownership percentage, approximately 14.8%, is based on the shares of Common Stock received in the Formation Transactions by the Related Otto Parties. Other than transfers or assignments with other Related Otto Parties, each of the Related Otto Parties does not have the right to transfer or assign any rights under the Stockholders Agreement without the consent of a majority of the directors that are not affiliated with the Related Otto Parties.

Communications

As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with other members of the Issuer’s Board of Directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’s Board of Directors to create stockholder value.

Plans or Proposals

Other than as described in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each of the Reporting Persons may, at any time, review or reconsider his, her or its position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interests of Securities of the Issuer.

(a-b) The information set forth in Item 4 is incorporated by reference.

All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 211,897,023 shares of Common Stock issued in the initial public offering, the formation transactions and the concurrent private placements, all as provided in the Prospectus and the Issuer’s Form 8-K, dated as of November 18, 2014, which includes (a) 131,000,000 shares of Common Stock issued in the IPO, (b) 57,327,026 shares of Common Stock issued in connection with the formation transactions described in the Prospectus, (c) 3,914,283 shares of Common Stock issued in connection with the concurrent private placements, (d) 5,714 shares of restricted stock granted to a non-employee director concurrently with the completion of the IPO and (e) 19,650,000 shares of Common Stock issued in connection with the exercise in full of the underwriters’ option to purchase an additional 19,650,000 shares of Common Stock from the Issuer to cover over-allotments in the IPO, and which excludes (i) 1,500,000 shares underlying options granted to the Issuer’s executive officers and other employees prior to or concurrently with the completion of the IPO, (ii) shares available for future issuance under the Issuer’s 2014 Equity Incentive Plan and (iii) 51,752,973 shares of the Issuer’s common stock that may be issued, at the Issuer’s option, upon exchange of 46,810,117 common units in the operating partnership to be issued in the formation transactions and 4,942,856 common units in the operating partnership that, subject to the satisfaction of certain conditions, are issuable upon conversion of 4,942,856 LTIP units to be granted to the Issuer’s executive officers, non-employee directors and employees concurrently with the completion of the IPO – all as described in the Prospectus.

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By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder, and each member of the “group” may be deemed to beneficially own all shares of Common Stock held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 33,115,587 shares of Common Stock, constituting beneficial ownership of 15.6% of the shares of the Common Stock.

As of the close of business on November 24, 2014, AROSA directly held 489,289 shares of Common Stock, representing approximately 0.2% of the shares of Common Stock, and Mr. Otto directly held 13,656,206 shares of Common Stock, representing approximately 6.4% of the shares of Common Stock. Mr. Otto, the sole shareholder of AROSA, exercises voting power and dispositive power with respect to all shares of Common Stock owned by AROSA. In total, Mr. Otto exercises voting and dispositive power over 14,145,495 shares of Common Stock, representing approximately 6.7% of the shares of Common Stock.

As of the close of business on November 24, 2014, Ms. Otto-Bernstein directly held 11,831,489 shares of Common Stock, representing approximately 5.6% of the shares of Common Stock. As of the close of business on November 24, 2014, Ms. Otto directly held 7,138,603 shares of Common Stock, representing approximately 3.4% of the shares of Common Stock. As of the close of business on November 24, 2014, Mr. Armbrust directly held 134,285 shares of Common Stock, representing approximately 0.06% of the shares of Common Stock. As of the close of business on November 24, 2014, Dr. Finne directly held 14,285 shares of Common Stock, representing approximately 0.006% of the shares of Common Stock. Ms. Otto-Bernstein, Ms. Otto, Mr. Armbrust and Dr. Finne exercise sole voting power and sole dispositive power with respect to all shares of Common Stock that they each respectively hold directly.

(c)     On November 18, 2014, Mr. Otto received 30,660 shares of Common Stock following the Issuer’s declaration of a dividend. Except as described in this Item 5(c) and Item 4, none of the Reporting Persons, nor, to their knowledge, any of the directors or executive officers of AROSA, has effected any transaction in Common Stock during the past 60 days.

(d)     Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable. The description of the terms of the investment by the Reporting Persons is qualified by reference to the agreements filed as Exhibits 1 through 13 to this Schedule 13D.

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Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit Number	Description
1	PGI Merger Agreement.
2	Cosmos Merger Agreement.
3	Marathon Contribution Agreement.
4	Marathon Merger Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 24, 2014).
5	Arcade Contribution Agreement.
6	Arcade Merger Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 24, 2014).
7	Arcade 2 Contribution Agreement.
8	Arcade 2 Merger Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer with the Commission on November 24, 2014).
9	Share Purchase Agreement.
10	Registration Rights Agreement.
11	Form of Lock-up Agreement (for continuing investors).
12	Form of Lock-up Agreement (for directors and management).
13	Stockholders Agreement.
14	Agreement regarding filing of joint Schedule 13D (filed herewith).
15.1	Power of Attorney of Katharina Otto-Bernstein (incorporated by reference to Exhibit 24 to the Form 3 filed by Katharina Otto-Bernstein with the Commission on November 26, 2014).
15.2	Power of Attorney of Alexander Otto (incorporated by reference to Exhibit 24 to the Form 3 filed by Alexander Otto with the Commission on November 18, 2014).
15.3	Power of Attorney of Maren Otto (incorporated by reference to Exhibit 24 to the Form 3 filed by Maren Otto with the Commission on November 26, 2014).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2014	ALEXANDER OTTO
By: KG CURA Vermögensverwaltung, G.m.b.H. & Co., by power of attorney for Alexander Otto
	By:	/s/ Thomas Armbrust
Thomas Armbrust
Managing Director

Dated: December 4, 2014	AROSA Vermoegensverwaltungsgesellschaft m.b.H.

	By:	/s/ Thomas Armbrust
Thomas Armbrust
Managing Director

	By:	/s/ Thomas Finne
Thomas Finne
Managing Director

Dated: December 4, 2014	KATHARINA OTTO-BERNSTEIN
By: KG CURA Vermögensverwaltung, G.m.b.H. & Co., by power of attorney for Katharina Otto-Bernstein
	By:	/s/ Thomas Armbrust
Thomas Armbrust
Managing Director
Dated: December 4, 2014	MAREN OTTO By: KG CURA Vermögensverwaltung, G.m.b.H. & Co., by power of attorney for Maren Otto
	By:	/s/ Thomas Armbrust
Thomas Armbrust
Managing Director

EXHIBIT INDEX

Exhibit Number	Description
1	PGI Merger Agreement.
2	Cosmos Merger Agreement.
3	Marathon Contribution Agreement.
4	Marathon Merger Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 24, 2014).
5	Arcade Contribution Agreement.
6	Arcade Merger Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 24, 2014).
7	Arcade 2 Contribution Agreement.
8	Arcade 2 Merger Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer with the Commission on November 24, 2014).
9	Share Purchase Agreement.
10	Registration Rights Agreement.
11	Form of Lock-up Agreement (for continuing investors).
12	Form of Lock-up Agreement (for directors and management).
13	Stockholders Agreement.
14	Agreement regarding filing of joint Schedule 13D (filed herewith).
15.1	Power of Attorney of Katharina Otto-Bernstein (incorporated by reference to Exhibit 24 to the Form 3 filed by Katharina Otto-Bernstein with the Commission on November 26, 2014).
15.2	Power of Attorney of Alexander Otto (incorporated by reference to Exhibit 24 to the Form 3 filed by Alexander Otto with the Commission on November 18, 2014).
15.3	Power of Attorney of Maren Otto (incorporated by reference to Exhibit 24 to the Form 3 filed by Maren Otto with the Commission on November 26, 2014).